Interbrew

THE WORLD'S LOCAL BREWER

03 FEB 24 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By cc 03003979

Leuven, 10 February 2003

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

SUPPL

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew brings PET innovation to market

Brussels, 10 February 2003

Interbrew, *The World's Local Brewer©*, is pleased to introduce a new innovative beer packaging called PIVOPACK. The introduction of the first "monolayer barrier enhanced PET bottle" worldwide, puts Interbrew at the forefront of worldwide innovation. Starting in the Russian market with Klinskoye®, the PIVOPACK packaging technology will gradually be introduced to other markets with increasing consumer demand for beer packed in PET.

PIVOPACK is based on a breakthrough, cost-optimised, single layer barrier enhanced resin technology. The excellent barrier properties of PIVOPACK offer an outstanding protection against oxygen and light, whilst keeping the carbonation inside the bottle. These properties allow Interbrew to guarantee the freshness and quality of the beer in combination with the convenience of a PET bottle: light and unbreakable!

"*PIVOPACK will be introduced in the Russian market to make our Klinskoye® brand available nationwide in PET bottles of different sizes, in order to fulfil the needs of our consumers.*" said André Weckx, Chief Executive Officer of SUN Interbrew. "*The Russian State Institute of Beer Industry, the leading Russian organisation that controls the beer quality standards, fully endorses this new type of package. The Institute's specialists confirm, by comparative tastings, that beer in PIVOPACK is of the same quality as beer in a glass bottle and superior to beer in regular PET.*"

The development of this innovative PET technology is the result of an intensive cooperation between M&G (Gruppo Mossi & Ghisolfi), a leading PET polymer and preform manufacturer, and Interbrew.

Marco Ghisolfi, CEO and shareholder in M&G says, "*This is a major breakthrough in technology for the PET industry which enables our customers quick and easy access to market without major capital expenditure. M&G's new family of barrier resins for monolayer containers will, I believe, accelerate significantly the penetration of PET as the preferred packaging material for oxygen sensitive beverages.*"

Interbrew

THE WORLD'S LOCAL BREWER©

A picture of PIVOPACK is downloadable from our website: www.interbrew.com

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 35,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Vicky Palmeri
Corporate Press Officer
Tel: +32-16-31-51-61
Mobile: +32-475-92-20-61
Fax: +32-16-31-59-69
E-mail: vicky.palmeri@interbrew.com